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SEC FILE NUMBER
8-36769

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wellfleet Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

85 87 Covert Aveneue, 2nd Floor Rear
(No. and Street)

Floral Park	New York	11001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Bega	516-487-7450	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodberry	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Jeffrey Bega, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wellfleet Investments LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA C BLATZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6378985
Qualified in Nassau County
My Commission Expires 08-06-2026

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WELLFLEET INVESTMENTS LLC

(S.E.C. I.D. No. 8-36769)
YEAR 2022

PUBLIC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2022
AND REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

Wellfleet Investments LLC

Table of Contents
December 31, 2022

Page(s)

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wellfleet Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (the "Company") (a New York corporation), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Wellfleet Investments LLC's auditors since 1998.

Woodbury, New York
February 27, 2023

Wellfleet Investments LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS

Assets		
Cash and Cash Equivalents	$	52,811
Accounts Receivable		45,867
Prepaid Expenses		2,000
Total Assets	$	100,678

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Liabilities	$	16,942
Total Current Liabilities		16,942
Member's Equity		83,736
Total Liabilities and Member's Equity	$	100,678

See accompanying notes to financial statements

PUBLIC

Wellfleet Investments LLC
Notes to Financial Statements
December 31, 2022

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

Wellfleet Investments LLC is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator.

Customer accounts are maintained by, and securities transactions are cleared, through another introducing broker/dealer on a fully disclosed basis. To the extent applicable, the Company is exposed to losses if customers do not satisfy their responsibilities for their trades. The Company seeks to control these risks by monitoring the activities of these customers. Open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. There being no customer trades in 2022 this paragraph is not applicable this year.

The financial statements include only the assets, liabilities, and activities directly related to the investment banking business known as Wellfleet Investments LLC. All other personal assets and liabilities of the Members, including personal income taxes arising from income of the business, are excluded from the financial statements.

Accounts Receivable

Receivables consist of balances due from customers. Allowances for uncollectable balances are taken into account when it is probable customers will be unable to pay all amounts due based on the contractual terms. As of December 31,2022, the Company did not charge off any items for year ending 2022.

Allowance for Credit Losses

Effective January 1, 2021, the Company adopted ASC Topic 326, Financial Instruments- Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased, to be cash equivalents. As of December 31, 2022, the Company's cash and cash equivalents were deposited in a single financial institution.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

The company being a limited liability company, taxes are the responsibility of the Members.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment management and business advisory activities, acting as a finder of capital, commissions on institutional and retail brokerage accounts and mutual funds, and investment income. A preponderance of the fees relate to a family investment group, B-L Investments, that Wellfleet initiated and of which it is a business advisor.

Note 3 - Property and Equipment

The total cost of newly acquired assets generally is charged against current operations when permissible pursuant to an alternative method allowable under the Internal Revenue Code for charging depreciation of assets on the owner's income tax return. When that method is not utilized, property and equipment are stated at cost. In that case, depreciation is computed and charged against operations using the method that best reflects the asset's useful life. Any differences between depreciation for financial statement and income tax purposes are not material. Expenditures for maintenance and repairs are charged against operations.

Note 4 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3—1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000. The firm is also required to maintain (120%) of its minimum net capital requirement in accordance with SEC Rule 17a—11. At December 31, 2022, the Company had net capital of $35,869 and minimum net capital requirement of $5,000. The company had excess net capital of $30,869; aggregate indebtedness of $16,942 and a minimum net capital requirement of $1,129. The company's net capital ratio was 0.4723 to 1 of aggregate indebtedness to net capital.

Note 5 - Concentrations of Credit Risk

The Company maintains cash balances at a single financial institution. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash balances in brokerage accounts are insured by the Securities Investors Protection Corporation and by excess insurance. At certain times during the year, balances may exceed insured amounts. As of December 31, 2022, the Company had no uninsured cash balances.

Note 6 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Note 7 - Commitments and Contingencies

The Company leases office space on a month-to-month basis. Current monthly rental totals $1,000. Total office lease expenses for 2022 are $10,402.

Note 8 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements.

ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or

liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

For assets and liabilities measured at fair value at the reporting date SFAS ASC 820 requires qualitative disclosures about the fair market value measurements of each class of assets at the reporting period.

Note 9 - Subsequent Events

During the year, the company's Minority shareholder acquired 100% of the company and subsequently sold 20% to a new minority partner. The Company believes that these events will have no bearing on Wellfleet's continuation as a going concern.

Note 10 - Revenue Recognition Standard ASC-606

The Company adopted FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance

obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 11 - Recent Accounting Pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)" This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease and is effective for the Company beginning in January 2019. The standard does not apply to the Company at this time.

Note 12 - Risk and Uncertainties – COVID-19

Subsequent to December 31, 2022, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.